UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 4
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Capstone Therapeutics Corp.
 (Exact name of registrant as specified in its charter)

Delaware	86-0585310
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1275 West Washington Street, Suite 104, Tempe, Arizona	85281
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file numbers to which this form relates:  001-21214

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0005 par value
(Title of Class)

This amendment is being filed to update the description of shares of capital stock of Capstone Therapeutics Corp. (the "Company") from the Company's Form 8-A relating to its capital stock, originally filed with the Securities and Exchange Commission (the “SEC”) on January 28, 1993, to reflect the Amended and Restated Certificate of Designation of Series A Preferred Stock filed with the Secretary of State of the State of Delaware on June 24, 2014 and the entry into the Tax Benefit Preservation Plan (the “Benefit Plan”), dated as of June 24, 2014, between the Company and Computershare Inc., as rights agent.

Item 1.  Description of Registrant's Securities to be Registered

Our Certificate of Incorporation (“Certificate”) provides that we have the authority to issue 100 million shares of $0.0005 par value common stock (the “Common Stock”) and 2 million shares of $0.0005 par value preferred stock (the “Preferred Stock”).

The following is a summary of the material provisions of our Common Stock, Preferred Stock, Preferred Stock purchase rights and warrants to purchase our Common Stock. This summary does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law, our Certificate and bylaws, the actual text of the warrants and any applicable registration rights agreements, and the Benefit Plan.

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders are not entitled to cumulate their votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock except the put rights discussed below. All outstanding shares of Common Stock are fully paid and nonassessable.

The transfer agent for our Common Stock is Computershare Inc.

Preferred Stock

Under our Certificate, our Board of Directors has the authority, without further action by our stockholders, to issue up to 2 million shares of Preferred Stock in one or more series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of the Preferred Stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our Common Stock. Our Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our Common Stock. As a result, Preferred Stock could be issued quickly with terms that could delay or prevent a change of control or make removal of management more difficult. In addition, the issuance of Preferred Stock may have the effect of decreasing the market price of our Common Stock and may adversely affect the voting and other rights of our Common Stock. At present, there are no shares of Preferred Stock outstanding and we have no current plans to issue any shares of Preferred Stock.

Preferred Stock Purchase Rights

On June 24, 2014, the Board of Directors (the “Board”) of Capstone Therapeutics Corp. (the “Company”) authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.0005 per share (the “Common Shares”), of the Company to shareholders of record as of the close of business on June 24, 2014 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $0.0005 per share (the “Preferred Shares”), of the Company at an exercise price of $5.00 per one one-hundredth of a Preferred Share, subject to adjustment (the “Exercise Price”).  The complete terms of the Rights are set forth in a Tax Benefit Preservation Plan (the “Benefit Plan”), dated as of June 24, 2014, between the Company and Computershare Inc., as rights agent.

By adopting the Benefit Plan, the Board is seeking to protect the Company’s ability to use its net operating losses and other tax attributes (collectively, “Tax Benefits”).  The Company views its Tax Benefits as highly valuable assets of the Company that are likely to inure to the benefit of the Company and its shareholders.  However, if the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code (the “Code”), its ability to use the Tax Benefits could be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could significantly impair the value of the Tax Benefits.  Generally, an “ownership change” occurs if the percentage of the Company’s stock owned by one or more “five percent shareholders” increases by more than 50 percentage points over the lowest percentage of stock owned by such shareholders at any time during the prior three-year period or, if sooner, since the last “ownership change” experienced by the Company.  The Plan is intended to act as a deterrent to any person acquiring 4.90% or more of the outstanding Common Shares without the approval of the Board.  This would protect the Tax Benefits because changes in ownership by a person owning less than 4.90% of the Common Shares are not included in the calculation of “ownership change” for purposes of Section 382 of the Code.  The Board believes that it is in the best interest of the Company and its shareholders that the Company provide for the protection of the Tax Benefits by adopting the Benefit Plan.

The following is a summary description of the terms of the Benefit Plan. This summary does not purport to be complete and is qualified in its entirety by reference to the Benefit Plan, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding Common Share.  Prior to the Distribution Date referred to below:

•
the Rights will be evidenced by and trade with the certificates for the Common Shares (or, with respect to any uncertificated Common Shares registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

•
new Common Shares certificates issued after the Record Date will contain a legend incorporating the Benefit Plan by reference (for uncertificated Common Shares registered in book entry form, this legend will be contained in a notation in book entry); and

•
the surrender for transfer of any certificates for Common Shares (or the surrender for transfer of any uncertificated Common Shares registered in book entry form) will also constitute the transfer of the Rights associated with such Common Shares.

Rights will accompany any new Common Shares that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Benefit Plan, the Rights will separate from the Common Shares and become exercisable following (i) the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 4.90% or more of the Common Shares or (ii) the 10th business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 4.90% or more of the Common Shares.

The date on which the Rights separate from the Common Shares and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Company will mail Rights certificates to the Company’s shareholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Common Shares.  Thereafter, such Rights certificates alone will represent the Rights.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for $5.00 (the “Exercise Price”), one one-hundredth of a Preferred Share.

Each one one-hundredth of a Preferred Share, if issued, will:

•	not be redeemable;

•	entitle holders to quarterly dividend payments of $0.001 per one one-hundredth of a share, or an amount equal to the dividend paid on one Common Share, whichever is greater;

•	entitle holders upon liquidation either to receive $0.001 per one one-hundredth of a share or an amount equal to the payment made on one Common Share, whichever is greater;

•	have no general voting rights, but will have specified class voting power in the event of mergers and similar transactions; and

•	entitle holders to a per share payment equal to the payment made on one Common Share if the Common Shares are exchanged via merger, consolidation or a similar transaction.

Flip-In Trigger

If a person or group of affiliated or associated persons (an “Acquiring Person”) obtains beneficial ownership of 4.90% or more of the Common Shares, except pursuant to an offer for all outstanding Common Shares that the independent members of the Board determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its shareholders after receiving advice from one or more investment banking firms, then each Right (except Rights that become void as provided in the next paragraph) will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price.  However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Benefit Plan, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Any person who, together with its affiliates and associates, beneficially owns 4.90% or more of the outstanding Common Shares as of the time of the first public announcement of the Benefit Plan (an “Exempt Person”) shall not be deemed an Acquiring Person, but only for so long as such person, together with its affiliates and associates, does not become the beneficial owner of any additional Common Shares while such person is an Exempt Person.  A person will cease to be an Exempt Person if such person, together with such person’s affiliates and associates, becomes the beneficial owner of less than 4.90% of the outstanding Common Shares.

Flip-Over Trigger

If, after an Acquiring Person obtains 4.90% or more of the Common Shares, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company or (iii) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.001 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 4.90% or more of the Common Shares.  Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.001 redemption price.  The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 4.90% or more of the Common Shares and prior to the acquisition by the Acquiring Person of 50% of the Common Shares, the Board may exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right (subject to adjustment).  In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Common Share.

Expiration of the Rights

The Rights expire on the earliest of (i) the Close of Business on June 24, 2016; (ii) the time at which the rights are redeemed; (iii) the time at which the rights are exchanged; (iv) the close of business on the effective date of the repeal of Section 382 or any other change if the Board, in its sole discretion, determines that this Plan is no longer necessary or desirable for the preservation of the Tax Benefits; (v) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available pursuant to Section 382 or that an ownership change pursuant to Section 382 would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes; or (vi) a determination by the Board, in its sole discretion and prior to the Distribution Date, that this Plan and the Rights are no longer in the best interests of the Company and its shareholders.

Amendment of Terms of Rights Plan and Rights

The terms of the Rights and the Benefit Plan may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date.  Thereafter, the terms of the Rights and the Benefit Plan may be amended without the consent of the holders of Rights in order to (i) cure any ambiguities, (ii) shorten or lengthen any time period pursuant to the Benefit Plan or (iii) make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Shareholder Rights

The Rights will not have any voting rights.  Until a Right is exercised, the holder thereof, as such, will have no separate rights as shareholder of the Company.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or Common Shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price.  No Preferred Shares will be issued in fractions (other than fractions that are integral multiples of one one-hundredth of a Preferred Share) and, in lieu thereof, an adjustment in cash will be made based on the then current market price of the Preferred Shares.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes.  However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Warrants

On February 27, 2006 (the “Closing Date”), we entered into a Class A Warrant Agreement with PharmaBio Development Inc. (d/b/a NovaQuest) (“NovaQuest”) dated as of the Closing Date, whereby we issued NovaQuest a fully vested warrant to purchase 46,706 shares of our Common Stock at $6.39 a share (the “Initial Class A Warrant”). On July 3, 2006, we entered into a Class A Warrant Agreement with NovaQuest, whereby we issued NovaQuest a fully vested warrant to purchase 117,423 shares of our Common Stock at $1.91 a share (the “Additional Class A Warrant”). The Initial Class A Warrant and the Additional Class A Warrant will each be referred to in this description as a “Warrant,” and collectively, as the “Warrants.”

The following summary description of the Warrants sets forth some general terms and provisions of the Warrants, but the summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrants. In the event of any conflict between this description and the text of the warrants, the text of the Warrants shall govern.

Exercise Period

The Initial Class A Warrant is exercisable at any time on or prior to 5:00 pm Eastern Time on February 24, 2016. The Additional Class A Warrant is exercisable at any time on or prior to 5:00 pm Eastern Time on June 30, 2016.

Exercise Price and Other Terms

Each Warrant will entitle its holder to purchase the shares of Common Stock specified on the face of the Warrant, subject to adjustment in accordance with the anti-dilution and other adjustment provisions described below. The exercise price for the Initial Class A Warrant is $6.39 per share.  The exercise price for the Additional Class A Warrant is $1.91 per share. The holder of each Warrant will be able to exercise each Warrant, in whole or part, by delivering to us the applicable warrant agreement, the exercise form properly completed and executed and payment of the aggregate exercise price for the number of shares of Common Stock as to which the Warrant is being exercised. The exercise price will be payable at the option of each Warrant holder by certified check, official bank check or wire transfer of immediately available funds, payable to the order of the Company.

Each Warrant may be exercised in whole or in part at the applicable exercise price until its applicable expiration date, as described above. No fractional shares of our Common Stock will be issued upon the exercise of the Warrants. We will pay a cash adjustment instead of fractional shares equal to the excess of the fair market value of such fractional share (determined in such reasonable manner as may be prescribed by our Board of Directors in its discretion) over the proportional part of the per share purchase price represented by such fractional share.

Upon exercise of each Warrant, we will deliver a stock certificate representing the number of shares that were exercised under the Warrant, such certificate to be issued and delivered promptly after the Warrant is exercised. If the Warrant is not fully exercised, we will execute a new warrant exercisable for the remaining shares and deliver the new warrant at the same time as the stock certificate for the exercised shares.

Adjustments

The exercise price of each Warrant and the number of shares of Common Stock purchasable upon the exercise of each Warrant may, with certain exceptions, be subject to adjustment in certain situations. We will compute such adjustment and provide the respective Warrant holder with a certificate setting forth the adjustment and the facts on which it is based. The situations requiring adjustment are as follows:

•
Upon a (1) reorganization, consolidation or merger with or into another corporation (other than a merger or share exchange in which we are the surviving corporation and the Common Stock is not exchanged for or converted to securities, property or assets by virtue of such transaction) or (2) sale, lease, license or other transfer of all or substantially all of our property or assets, an adjustment will be made to enable the Warrant holder to receive, in lieu of the shares of Common Stock that might otherwise have been purchased upon exercise of the Warrant, the kind and number of shares and/or other securities and/or property and assets and/or cash receivable in such event that the holder would otherwise have been entitled to receive had the holder exercised the Warrant immediately prior to such reorganization, consolidation, merger, lease, sale, license or other transfer.

•
Upon a reclassification or otherwise that changes any of the securities as to which purchase rights under a Warrant exist into the same or a different number of securities of any other class or classes, an adjustment will be made to enable the Warrant holder to receive, in lieu of the shares of Common Stock that might otherwise have been purchased upon exercise of the Warrant, the kind and number of shares and/or other securities in such event that the holder would otherwise have been entitled to receive had the holder exercised the Warrant immediately prior to such reclassification or other change or immediately prior to the record date with respect thereto, together with an appropriate adjustment to the exercise price of the Warrant.

•
Upon a split, subdivision or combination of the securities as to which purchase rights under a Warrant exist into a different number of securities of the same class, an adjustment to the exercise price of the Warrant will be made to enable the Warrant holder to receive the same proportion of shares that the holder would otherwise have been entitled to receive had the holder exercised the Warrant immediately prior to such split, subdivision or combination.

Warrant Holder Not A Stockholder

The Warrants do not entitle the holders to any voting or other rights as are accorded to our stockholders nor are the holders subject to any liability for the exercise price or as a stockholder whether asserted by us or our creditors.

Registration Rights

We agreed to file a registration statement with respect to the shares of Common Stock issuable upon exercise of the Warrants, as well as other securities issued or to be issued from time to time to NovaQuest pursuant to a registration rights agreement, as amended. The following summary of the registration rights provided in such registration rights agreement, as amended, a copy of which has been filed with the SEC, is not complete. Unless otherwise indicated, the provisions set forth below summarize the provisions contained in the registration rights agreement, as amended. This summary is not complete and reference is hereby made to the registration rights agreement, as amended, for a full description of the registration rights that apply to the Warrants and the underlying shares of Common Stock. This summary is qualified in its entirety by the registration rights agreement, as amended. In the event of any conflict between this description and the registration rights agreement, as amended, the terms of the registration rights agreement, as amended, will govern.

The holders of the Warrants and the Common Stock issuable upon exercise of the Warrants are entitled to the benefits of a registration rights agreement. We have filed a Registration Statement on Form S-3 to meet our obligations to, among other things, register for resale shares of Common Stock issuable upon exercise of the fully-vested Initial Class A Warrant and the Additional Class A Warrant by the selling security holder.

We will use our best efforts to keep this registration statement effective until the earlier of:

(1)           the sale under the applicable registration statement of all of the shares of Common Stock covered thereby; and

(2)           such date as all remaining unsold shares of Common Stock can be sold by the selling security holder without restriction pursuant to the requirements of Rule 144 promulgated under the Securities Act of 1933, as amended.

We will be permitted to suspend the use of the applicable prospectus(es) covering the resale of shares upon exercise of the Warrants for a period not to exceed 60 days (whether or not consecutive) during any twelve month period if our management determines in its good faith judgment that our obligation to ensure that the applicable registration statement(s) and prospectus(es) are current and complete would require us to take actions that might reasonably be expected to have a materially adverse effect on us and our stockholders, or upon our determination of the existence of any fact or the happening of any event that makes any statement of a material fact made in the applicable registration statement(s), the prospectus(es), any amendment or supplement thereto, or any document incorporated by reference therein untrue in any material respect, or that requires the making of any additions to or changes in the registration statement or the prospectus, in order to make the statements therein not misleading in any material respect. A holder of registrable securities that sells registrable securities pursuant to the applicable registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

We will pay all registration expenses of the registration to be incurred by us in connection with the selling security holder’s exercise of its registration rights under the registration rights agreement, as amended.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Certain Anti-Takeover Provisions

Stockholders’ rights and related matters are governed by Delaware corporate law, our  Certificate and our bylaws. Certain provisions of the Certificate and bylaws which are summarized below may discourage or have the effect of delaying or deferring potential changes in control of the Company. Our Board of Directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquirer to negotiate with the board of directors, which will be able to consider the interests of all stockholders in a change-in-control situation. However, the cumulative effect of these terms may be to make it more difficult to acquire and exercise control of the Company and to make changes in our management.

The Certificate provides for the approval of the holders of two-thirds of our outstanding voting stock for a merger or a consolidation with, or a sale by us of all or substantially all of our assets to, any person, firm or corporation, or any group thereof, which owns, directly or indirectly, 5% or more of any class of our voting securities (an “Interested Person”). In addition, two-thirds approval is required with respect to other transactions involving any such Interested Person, including among other things, purchase by us or any of our subsidiaries of all or substantially all of the assets or stock of an Interested Person and any other transaction with an Interested Person which requires stockholder approval under Delaware law. The two-thirds voting requirement is not applicable to any transaction approved by our Board of Directors if a majority of the members of the board of directors voting to approve such transaction were elected prior to the date on which the other party became an Interested Person or certain other conditions are met (the “Continuing Directors”).

The Certificate provides that each director will serve for a three-year term and that approximately one-third of the directors are to be elected annually. Candidates for directors shall be nominated only by the board of directors or by a stockholder who gives us written notice no later than 20 days before the annual meeting or, in the case of a special meeting, the close of business on the 15th day following the date on which notice of such special meeting is first given to the stockholders. We may have three to nine directors as determined from time to time by our Board, which currently consists of six members. Between stockholder meetings, our Board may appoint new directors to fill vacancies or newly created directorships. The Certificate does not provide for cumulative voting at stockholder meetings for the election of directors. Stockholders controlling at least 50% of the outstanding Common Stock can elect the entire board of directors, while stockholders controlling 49% of the outstanding Common Stock may not be able to elect any directors. A director may be removed from office only for cause and only by the affirmative vote of a majority of the combined voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors.

The Certificate further provides that stockholder action must be taken at a meeting of stockholders and may not be effected by any consent in writing. Special meetings of stockholders may be called only by the President, a majority of the board of directors or the holders of at least 35% of the outstanding shares of capital stock entitled to vote.

The Certificate provides further that the foregoing provisions of the Certificate and bylaws may be amended or repealed only with the affirmative vote of at least two-thirds of the shares entitled to vote, unless the amendment is recommended for stockholder approval by a majority of the Continuing Directors. These provisions exceed the usual majority vote requirement of Delaware law and are intended to prevent the holders of less than two-thirds of the voting power from circumventing the foregoing terms by amending the Certificate or bylaws. These provisions, however, enable the holders of more than one-third of the voting power to prevent amendments to the foregoing anti-takeover provisions of the Certificate or bylaws even if they were favored by the holders of a majority of the voting power.

The effect of such provisions of our Certificate and bylaws may be to make more difficult the accomplishment of a merger or other takeover or change in control of the Company. To the extent that these provisions have this effect, removal of our incumbent board of directors and management may be rendered more difficult. Furthermore, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for Common Stock and in so doing may diminish the market value of the Common Stock.

Limitations on Personal Liability of Directors

Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors, and accordingly the Certificate includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except: (1) for any breach of the duty of loyalty to the Company or our stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for any transaction from which the director derived an improper personal benefit; or (4) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law. Thus, pursuant to Delaware law, our directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the corporation). The foregoing provisions of the Certificate may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of the fiduciary duties, even though an action, if successful, might otherwise have benefited us and our stockholders. Further, we have entered into indemnity agreements with all of our directors and officers for the indemnification of and advancing of expenses to such persons to the fullest extent permitted by law. We have also obtained insurance for the benefit of our officers and directors insuring such persons against certain liabilities, including liabilities under the securities laws.

Item 2.  Exhibits

See the exhibit index immediately following the signature page, which is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CAPSTONE THERAPEUTICS CORP.
Date: June 24, 2014
By: /s/ John M. Holliman, III
John M. Holliman, III
Executive Chairman

Capstone Therapeutics Corp.
(formerly OrthoLogic Corp.)
Exhibit Index to Form 8-A/A

Exhibit No.	Description	Incorporated by Reference To:
3.1	Certificate of Incorporation, as amended through May 21, 2010	Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, filed with the SEC on August 9, 2010

3.2	Amended and Restated Certificate of Designation of Series A Preferred Stock	Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 24, 2014

3.3	Bylaws of the Company	Exhibit 3.4 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (No. 33-47569) filed with the SEC on January 25, 1993

4.1	Tax Benefit Preservation Plan, dated as of June 24, 2014, by and between Capstone Therapeutics Corp. and Computershare Inc., as rights agent	Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 24, 2014

4.3	Class A Warrant Agreement dated February 24, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 3, 2006

4.7	Class A Warrant Agreement dated June 30, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 6, 2006

4.8	Registration Rights Agreement by and between OrthoLogic Corp. and PharmaBio Development, Inc., dated February 24, 2006	Exhibit 4.8 to the Company’s Amendment No. 1 to Registration Statement on Form 8-A/A filed with the SEC on May 24, 2010

4.9	Amendment No.1 to Registration Rights Agreement dated June 30, 2006, between PharmaBio Development Inc. (d/b/a NovaQuest) and the Company	Exhibit 4.9 to the Company’s Amendment No. 1 to Registration Statement on Form 8-A/A filed with the SEC on May 24, 2010